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                          November 19, 2020

       Daniel Vitt, Ph.D.
       President and Chief Executive Officer
       Immunic, Inc.
       1200 Avenue of the Americas
       Suite 200
       New York, NY 10036

                                                        Re: Immunic, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2020
                                                            File No. 333-250083

       Dear Dr. Vitt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ilan Katz, Esq.